
06015971

MBH
Monex Beans Holdings, Inc.

File No. 82-34933
August 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Jul 8 to Jul 31, 2006 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

Monex Beans Holdings, Inc.

By 
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings. Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

RECEIVED
2006 AUG 14 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex A

Enclosures and attachment

1. Consolidated Financial Summary under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2007 (April 1, 2006-June 30, 2006)
2. Financial Results (1Q of Fiscal Year Ending March 31, 2007)

Monex Beans Holdings. Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Consolidated Financial Summary under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2007 (April 1, 2006-June 30, 2006)

This is an English translation of Japanese report of the consolidated financial summary under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2007. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement shall always control.

Forward Looking Statement

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition or state other “forward-looking” information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Accounting Principles

The financial information included in this report is based on our un-audited consolidated financial statements for the first quarter of the fiscal year ending March 31, 2007. All of those financial statements have been prepared based on accounting principles generally accepted in Japan. Please note there are significant differences between Japanese GAAP and U.S. GAAP and we have not prepared a reconciliation to show what our results or financial position would be under U.S. GAAP.

Monex Beans Holdings, Inc. / July 2006

Consolidated Financial Summary
For the first quarter of the fiscal year ending March 31, 2007

	Million Yen
Operating Results (from Apr. 1, 2006 to Jun. 30, 2006):	
Operating Revenues	¥ 9,335
Net Operating Revenues	8,904
Selling, General and Administrative Expenses	3,730
Operating Income	5,174
Other Expenses, net	49
Income Before Income Taxes and Minority Interests	5,125
Income Taxes	2,185
Minority Interests	(5)
Net Income	¥ 2,945

	Million Yen
Financial Position (as of Jun. 30, 2006):	
Total Assets	¥ 378,926
Net Assets	40,720

	Yen
Per Share Amounts (from Apr. 1, 2006 to Jun. 30, 2006):	
Net Income	¥ 1,256.00
Net Assets	17,367.08

Notes

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the term and net assets per share is calculated by dividing net assets by the number of common shares outstanding at the end of the term.

Consolidated Balance Sheet
As of June 30, 2006

Assets	Million Yen	%
Current assets:		
Cash and deposits	¥ 49,529	
Cash segregated for customers and others	99,361	
Trading assets	638	
Margin transaction assets	207,133	
Payments on securities subscribed	1,311	
Short-term guarantee money deposited	6,054	
Short-term loans	30	
Accrued revenues	2,148	
Deferred tax assets	469	
Other	7,417	
Allowance for doubtful receivables	(24)	
	374,066	98.7
Property and equipment, at cost:		
Buildings	159	
Furniture and fixtures	42	
Accumulated depreciation	(36)	
	165	0.0
Intangible assets, net of amortization:		
Goodwill	57	
Software	132	
Other	10	
	199	0.1
Investment and others:		
Investment securities	3,997	
Long-term guarantee deposits	380	
Deferred tax assets	28	
Other	512	
Allowance for doubtful receivables	(421)	
	4,496	1.2
	¥ 378,926	100.0

Liabilities and Net Assets	Million Yen	%
Current Liabilities:		
Trading liabilities	¥ 171	
Margin transaction liabilities	57,327	
Loans payable secured by securities	51,375	
Deposits received	58,747	
Guarantee money received	80,267	
Short-term borrowings	40,500	
Income taxed payable	1,612	
Accrued employees' bonuses	67	
Accrued directors' bonuses	62	
Allowance for point service	651	
Other	3,490	
	294,269	77.7
Non-current Liabilities:		
Long-term debt	¥ 42,000	
	¥ 42,000	11.1
Statutory Reserve:		
Reserve for securities transactions	1,912	
Reserve for commodities transactions	25	
	1,937	0.5
Net Assets:		
Owners' Equity		
Common stock	8,800	2.3
Authorized - 8,800,000 shares		
Issued - 2,344,686 shares		
Capital surplus	15,155	4.0
Retained earnings	16,720	4.4
Treasury stock	(0)	(0.0)
	40,675	10.7
Valuation and translation adjustments		
Net unrealized holding gains on securities, net of taxes	20	0.0
Minority Interests	25	0.0
	40,720	10.7
	¥ 378,926	100.0

Consolidated Statement of Income
For the first quarter of the fiscal year ending March 31, 2007

	Million Yen	%
Operating Revenues:		
Commission revenues	¥ 7,187	
Net gain on trading account	21	
Financial income	2,051	
Other operating revenues	76	
	9,335	100.0
Financial expenses	431	4.6
Net Operating Revenues	8,904	95.4
Selling, general and administrative expenses	3,730	40.0
Operating Income	5,174	55.4
Other Income (Expenses):		
Provision for securities transactions	(102)	
Provision for commodities transactions	(3)	
Other, net	56	
	(49)	(0.5)
Income before income taxes and minority interests	5,125	54.9
Income taxes:		
Current	1,515	16.2
Deferred	670	7.2
Minority interests	(5)	(0.0)
Net Income	¥ 2,945	31.5

Per share amounts	Yen
Net Income	¥ 1,256.00

Consolidated Statement of Net Assets
As of June 30, 2006

	Million Yen
Owners' Equity	
Common stock	
Balance as of March 31, 2006	¥ 8,800
Balance as of June 30, 2006	¥ 8,800
Capital surplus	
Balance as of March 31, 2006	¥ 15,155
Balance as of June 30, 2006	¥ 15,155
Retained Earnings	
Balance as of March 31, 2006	¥ 17,598
Increase:	
Net income..	2,945
Decrease:	
Dividends paid......................................	3,517
Bonuses paid to directors.......................	306
Balance as of June 30, 2006	¥ 16,720
Treasury Stocks	
Balance as of March 31, 2006	¥ 0
Balance as of June 30, 2006	¥ 0
Valuation and Translation Adjustments	
Net unrealized holding gains (losses) on securities, net of taxes	
Balance as of March 31, 2006	¥ 35
Decrease	15
Balance as of June 30, 2006	¥ 20
Minority interests	
Balance as of March 31, 2006	¥ 30
Decrease	5
Balance as of June 30, 2006	¥ 25

Consolidated Statement of Cash Flows
For the first quarter of the fiscal year ending March 31, 2007

	Million Yen
Cash flows from operating activities:	
Income before income taxes and minority interests	¥ 5,125
Depreciation	19
Provision for allowance for doubtful receivables	48
Decrease in accrued employees' bonuses	(139)
Increase in accrued directors' bonuses	62
Provision for allowance for point services	59
Interest income and dividend income	(2,096)
Interest expense	431
Decrease in cash segregated for customers and others	10,405
Increase in separated deposits	(2,503)
Increase in trading assets	(9)
Increase in margin transaction assets, net of increase in margin transaction liabilities	(14,026)
Decrease in loans receivable secured by securities and in loans payable secured by securities	5,813
Decrease in short-term loans	11,006
Increase in short-term guarantee money deposits	(211)
Decrease in deposits received	(4,442)
Increase in guarantee money received	2,267
Payment for directors' bonuses	(306)
Other, net	(1,356)
Sub total	10,147
Interest and dividends received	1,878
Interest paid	(228)
Income taxes paid	(9,424)
Net cash provided by operating activities	2,373
Cash flows from investing activities:	
Purchases of property and equipment	(139)
Purchases of intangible assets	(53)
Purchases of investment securities	(263)
Payment for long-term guarantee deposits	(55)
Proceeds from long-term guarantee deposits	94
Other, net	5
Net cash used in investing activities	(411)
Cash flows from financing activities:	
Decrease in short-term borrowings	(18,000)
Decrease in commercial paper	(2,500)
Dividends paid	(3,517)
Net cash used in financing activities	(24,017)
Net decrease in cash and cash equivalents	(22,055)
Cash and cash equivalents at beginning of term	47,059
Cash and cash equivalents at end of term	¥ 25,004

MBH

Monex Beans Holdings, Inc.

Financial Results

1Q of Fiscal Year Ending March 31, 2007

July 21, 2006

This is an English translation of Japanese presentation material prepared for IR conference held on the date above; it includes the information on consolidated financial summary under Japanese GAAP for FYE March 2007. If there is any discrepancy between a statement in English and a statement in Japanese, the Japanese statement is always controlling.

Forward-looking Statements

Statements made at this presentation and in this material include forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and the industry. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations and plans, identify strategies, contain projections of results of operations and of our financial condition, and state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from expected results contained in any forward-looking statements. Potential risks and uncertainties include, without limitation, our ability to continue to attract and retain customers and their assets; our ability to make our operations profitable; changes in the demand for brokerage services in Japan; our ability to continue to expand and maintain our computers and electronic systems and to avoid failures of these systems; and our ability to maintain our relationship with our founding shareholders. This does not correspond to US GAAP.

Table of Contents

Summary

"Sustaining a growth trend, Monex continues to establish a business model for a new era."

1. In spite of a decline in individuals' trading value at TSE, OSE and JASDAQ by approximately 30% compared to the previous quarter, Monex managed a decline in its operating revues by approximately 20% as the result of diversifying revenue sources, and achieved high growth compared to the same period of the last fiscal year

   - ✓ Operating revenues 9,335 million yen (51.8% up vs. 1Q of FYE 2006) (22.2% down vs. 4Q of of FYE 2006)
   - ✓ Ordinary income 5,229 million yen (74.4% up vs. 1Q of FYE 2006) (34.8% down vs. 4Q of of FYE 2006)
   - ✓ Net income 2,944 million yen (105.4% up vs. 1Q of FYE 2006) (34.2% down vs. 4Q of of FYE 2006)

2. Monex's original products and services have spread among customers

   - ✓ Stock lending service : supporting long-term investment of customers
   - ✓ "Asia Focus", Monex's original alternative fund that brought together our origination capability

3. Monex has continuously strengthened its products/services to improve customer satisfaction

   - ✓ Development and introduction of an innovative retail sales scheme of World Bank Notes by using a Dutch auction system
   - ✓ Establishment of Investment Information Office to enhance information services

Financial Summary : 1Q of FYE Mar. 31, 2006 vs. 1Q of FYE Mar. 31, 2007 (in 3 months)

(in million yen, %)

	1Q of FYE Mar. 31, 2006 (Apr. 2005-Jun. 2005)	1Q of FYE Mar. 31, 2007 (Apr. 2006-Jun. 2006)	Change
Operating Revenues	6,151	9,335	+51.8%
Net Operating Revenues	5,774	8,904	+54.2%
SG&A	2,781	3,730	+34.1%
Operating Income	2,993	5,174	+72.9%
Ordinary Income	2,998	5,229	+74.4%
Net Income	1,433	2,944	+105.4%

(in million yen, %)

	1Q of FYE Mar. 31, 2006 (as of Jun. 30, 2005)	1Q of FYE Mar. 31, 2007 (as of Jun. 30, 2006)	Change
Total Assets	240,523	378,926	+57.5%
Net Assets	29,420	40,694	+38.3%
Capital Adequacy Ratio of Monex, Inc.	451.6%	415.9%	-

Financial Summary : 4Q of FYE Mar. 31, 2006 vs. 1Q of FYE Mar. 31, 2007 (in 3 months)

(in million yen, %)

	4Q of FYE Mar. 31, 2006 (Jan. 2006-Mar. 2006)	1Q of FYE Mar. 31, 2007 (Apr. 2006-Jun. 2006)	Change
Operating Revenues	11,995	9,335	-22.2%
Net Operating Revenues	11,686	8,904	-23.8%
SG&A	3,662	3,730	+1.8%
Operating Income	8,024	5,174	-35.5%
Ordinary Income	8,021	5,229	-34.8%
Net Income	4,475	2,944	-34.2%

(in million yen, %)

	4Q of FYE Mar. 31, 2006 (as of Mar. 30, 2006)	1Q of FYE Mar. 31, 2007 (as of Jun. 30, 2006)	Change
Total Assets	430,299	378,926	-11.9%
Net Assets	41,588	40,694	-2.1%
Capital Adequacy Ratio of Monex, Inc.	431.4%	415.9%	-

Financial Summary : Financial Highlights (Quarterly Trend)

Net Operating Revenues



(in million yen)
12,000
8,000
4,000
0
5,774
8,706
11,642
11,686
8,904
1Q of FYE Mar. 2006
2Q of FYE Mar. 2006
3Q of FYE Mar. 2006
4Q of FYE Mar. 2006
1Q of FYE Mar. 2007

SG&A



(in million yen)
12,000
8,000
4,000
0
2,781
2,869
3,323
3,662
3,730
1Q of FYE Mar. 2006
2Q of FYE Mar. 2006
3Q of FYE Mar. 2006
4Q of FYE Mar. 2006
1Q of FYE Mar. 2007

Operating Income



(in million yen)
12,000
8,000
4,000
0
2,993
5,837
8,319
8,024
5,174
1Q of FYE Mar. 2006
2Q of FYE Mar. 2006
3Q of FYE Mar. 2006
4Q of FYE Mar. 2006
1Q of FYE Mar. 2007

ROE (annualized)



60%
40%
20%
0%
19%
39%
54%
46%
29%
1Q of FYE Mar. 2006
2Q of FYE Mar. 2006
3Q of FYE Mar. 2006
4Q of FYE Mar. 2006
1Q of FYE Mar. 2007

Financial Summary : Sustaining High Profitability



Profitability (Operating Income/Operating Revenues)
80%
60%
40%
20%
0%
49%
65%
69%
67%
55%
1Q of FYE Mar.31 2006
2Q of FYE Mar.31 2006
3Q of FYE Mar.31 2006
4Q of FYE Mar.31 2006
1Q of FYE Mar.31 2007



Cost Structure
Others 11%
(freight and communication, tax and dues, etc.)
Commission paid and association fees 13%
Highly correlated to the trading value of customers
Advertisement costs 16%
Strategically controllable
System related costs 30%
Mainly consisting of fixed costs such as outsourcing costs and costs depending on the number of accounts
Personnel costs 18%
Information costs 12%
Highly correlated to the log-in numbers of customers

Comparison with Competitors : Revenues/SG&A Per Customers' Assets in Custody


(Annualized)
✓Revenues per customers' assets in custody declined due to the unfavorable market condition
✓Monex targets a ratio of SG&A to customers' assets in custody less than 40bps by increasing assets in custody and carrying out thorough low cost operation
Monex
Towards this direction
3Q of FYE Mar. 2006
4Q of FYE Mar. 2006
1Q of FYE Mar. 2007
Matsui Securities (consolidated) 4Q of FYE Mar. 2006
Rakuten Securities (consolidated) 4Q of FYE Mar. 2006
Kabu.com 4Q of FYE Mar. 2006
MUFG (consolidated) 4Q of FYE Mar. 2006
SMBC (consolidated) 4Q of FYE Mar. 2006
Mizuho FG (consolidated) 4Q of FYE Mar. 2006
E*trade Securities (consolidated) 4Q of FYE Mar. 2006
Nomura Securities (unconsolidated) 4Q of FYE Mar. 2006
Daiwa Securities (unconsolidated) 4Q of FYE Mar. 2006
Nikko Cordial Securities (unconsolidated) 4Q of FYE Mar. 2006
Operating revenues /Customers' assets in custody
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
SG&A/Customers' assets in custody
(Annualized)

MUFG, Mizuho FG and SMBC : Customers' assets in custody = Total assets, Operating revenues = Gross profits, SG&A = General and administrative expenses
Source : Each Company's IR data

1. Financial Results

➡ **2. Business Model and Future Development**

3. Appendix

Mission Statement

- **Take position as a total financial service provider, not just as an online brokerage firm**
- **Offer comprehensive products and service line-ups with "World Class Quality"**
- **Support passive investors to manage his/her financial assets efficiently**
- **Strengthen "Products Origination Capability"**
- **Pursue less operating cost / establish a portfolio management-oriented business**
- **Be ready for the deregulation such as removal of barriers on financial sectors by leveraging the holding company structure**
- **Empower investors education and enhance financial literacy**

Recognition of Environments and Monex's Positioning

As the population in Japan has started to decrease and its economic growth has slowed down, there is a change in individual's investment needs and competitive environment of financial institutions

Environment

≪Past ~Present≫	≪Future≫
・Life after retirement is almost equally protected by government and corporate pension plan ・Limited people have dealt with investment activity	・Sustainability of government pension plan is doubted, **"Investment Return Result" will influence living standards** **・Active investment by individuals shall become essential**
・Intra-industry competition among Japanese financial institutions is limited due to government policy ・Not much difference in financial institutions of the same industry	・Under Financial Instruments and Exchange Law, intra-industry borders among financial institutions shall fade out and competitions will increase ・Big difference in "Investment Return Result" by which financial institution one chooses

Positioning

≪Past ~Present≫

◆Sources of Competitive Advantage Previously, trading speed, stability of system, and less expensive commission were the key factors, but these are already a mandatory requirement, not sufficient enough to be a competitive advantage



The Limit of Business Expansion as a Discount Broker

≪Future≫

・Providing products and services that would realize good investment return results is the main source of a competitive advantage

☞**Strengthening Origination of Unique Products in IPO Underwriting, Fixed Income, Alternative Investments, etc.**

Monex : Aspiring to be a Premium Online Financial Institution that offers High Quality Financial Products and Services

Competition Analysis : Our Strategies

**As investment needs of individuals increase,
we will expand Premium Online Financial Services with two core strategies**

	【Active Investors】	【Non-Active Investors】
◆Behavior	・Trading on their own initiative through online brokerage firms	・Prefers bank deposits even under low interest rate circumstances
◆Key Factors	・Trading tools and services with higher function ・Less expensive commission	・Convenience ・Credibility
◆Potential Issues	・Not easy to beat benchmark	・Investment Advisory Services (i.e. Wrap accounts and SMA) that could make higher return results are not available for an average investor because of high commission and minimum investment amount ・Big gap and difficulty from deposits to stock investments
◆Our Strategy	 **◆Providing Value-added Original Services** ・Monex Night Time Trading, Stock Lending, Small Unit Stocks, substantial amount of IPO stocks including lead manager mandates **◆System Stability, Substantial Trading Tools** **◆Providing Volume Discount**	 **◆Providing High Quality Products and Small-size, Low commission Investment Advisory Services with Original Development Abilities** ・Expanding Alternative Investment Products and Fixed Income Products ・Establishment of Trade Science, Co., Supporting the System Trading Contest **◆Enhancing Customer Support** ・Started "First Time Hotline" and " PC Help Desk"

◆Support All Customers to Improve Investment Return Results through Investment Education

・Providing Investment Education Services using 3% of Net Operating Revenues

・Developing Easy-to-Access Investment Education Infrastructure for both Offline and Online through Monex University

Investor's Education
: In-depth Investment Education for All Individual Investors

Offline Services : Seminars

◆**Constantly holding seminars as a "real learning space"**

Large scale seminars

- 22 seminars, 6,306 participants (From April 2006 To June 2006)
- 78 % participants answered "very good" and "good" on a survey conducted

Small scale seminars : Monex Lounge @ Ginza Tokyo

- 29 seminars (From April 2006 To June 2006)

We are going to:

Make a more sophisticated approach to customers and Target wider customer segments

◆**Seminars targeting specified segments :**

- " Investment School for Baby Boomers"
- Special seminars for women

◆**Launching "B to B to C services"**

- Undertaking seminars from banks and other institutions for their customers
- Planning and execution of IR seminars for individual investors

Online Services : e-Learning Service " Monex Campus"

◆**1,000 monitors participated in our trial campaign from April to June**

- 8,000 yen for 6 courses of Level 1
- Subscriber limit was occupied in only 3 days

◆**Result**

- High completion rate 85 %
- High Satisfaction - Large potentiality on this service

Q. What is your overall evaluation of these courses?



1%
1%
3%
23%
26%
46%
Excellent
Good
Fair
Not very good
Not good
Unanswered

Approx. 70% Answered "Excellent" "Good"

- Effective for improving financial literacy

Q.Do you think these courses were useful?



1%
3%
2%
15%
21%
58%
Very Useful
Useful
Not very useful
Unnecessary
Don't know
Unanswered

Approx. 80% Answered "Very Useful" "Useful"

We are going to:

Launch level 1 service in September 2006, Level 2 service in October 2006 (planned)

Current and Future Revenue Structure by Product

Presupposition of Change of Revenue Structure

Increase in assets under custody by obtaining inflow from bank depositors → Developing businesses other than brokerage business to offset an expected decline in stock market turnover → Establishing a strong revenue base with lower revenue volatility


Revenue Structure of FYE Mar.2007/1Q
Underwriting 1%
Others 2%
Mutual Fund 5%
Fixed Income & FX 7%
Financial Income 18%
Margin Brokerage Commission 17%
Cash Brokerage Commission 51%


Revenue Structure of Future
Alternatives 15%
Others 1%
Underwriting 7%
Mutual Fund 2%
Fixed Income & FX 20%
Brokerage Commission & Financial Income 55%

Outlook of Revenue by Category

【Present】	Assets in Custody (%)	Profit Ratio (%)	【Future】 Profit Ratio Trend	Increase in Assets	Business Volatility	Comments
Brokerage Comission	75.6	1.17	Lower	Medium	High	Though assets in custody will increase, transaction per account will decrease
Margin Comission & Financial Income	2.7	23.23	Lower	Medium	High	Transaction activity will relatively decrease for some active traders. As for financial income, even in phase of rising interest rates, diversification of funding will allow the same income level as now
Mutual Fund	5.1	1.57	Slightly Lower	High	Medium	Though no-load funds will become more popular, we will maintain current trust fee level
Alternative & SMA	0.4	1.82	No Change	High	Low	With our origination capabilities, we will provide more differentiated products and maintain profitability
Fixed Income	0.7	0.98	Higher	High	Low	By putting together professional abilities and origination capabilities, we will provide more new products and increase profitability
FX	1.1	8.72	No Change	Low	High	Maintain current profitability
Underwriting	-	-	No Change	High	High	Increase profitability by obtaining more lead manager mandates and increasing underwriting share
Cash	14.4	-	-	-	-	-
SUM	100% 2.045 trillion yen	1.76	Lower	High	Lower	With our origination capabilities, we will increase profitability by providing differentiated products and increasing proportion of low volitility products. Thus, we will establish a stable profitability structure that is less vulnerable to the market.

Brokerage Business : Providing Premium Services

Providing Original Investment Information

Providing Original and Selected Investment Information

◆ **Establishment of Investment Information Office**

・On July 3, 2006, established an independent division to enhance investment information and meet the various needs of individual investors

・Centralized control of market information such as stock, interest rates, foreign exchange

◆430,000 Subscribers of "Monex Mail"　◆70,000 Subscribers of "Market Mail"　◆Top Class Line-up of Investment Information

Enhancing Original Services

Acquiring New Accounts by Popular Trading Tools and Original Services such as Night Time Trading, Stock Lending, Small Unit Stocks, etc.

◆ **Main Reasons for Opening an Account at Monex**
(Data by a survey conducted in May and June of 2006 for those who opened an account at Monex)

"Why did you Open an Account at Monex?"

1st Because of excellent trading tools
2nd Because of low commission rates
3rd Because of the wide product/service line-up
4th Because of the user-friendly website
5th Because of the wide range of investment information

◆Stock Lending Service Users Exceeded 10,000



Decline due to closing date of shareholder's register
The Number of Account and Outstanding Balance of Securities Lending
(Billion yen)
(The number of accounts)
70
65
60
55
50
45
40
35
30
11000
10500
10000
9500
9000
8500
8000
7500
7000
2005/4
2005/5
2005/6
2005/7
2005/8
2005/9
2005/10
2005/11
2005/12
2006/1
2006/2
2006/3
2006/4
2006/5
2006/6
Outstanding balance
The number of accounts

Enhancing Customer Support

◆Enhancement of our Call Center

・"First Time Hotline"・・・Highly experienced operators guide customers
・"PC Help Desk"・・・ Supporting the baby boomer generation
・Advanced Operator Training ・・・ Daily training of products and services

◆Promoting Further Customer Satisfaction

・Centralized control and correspondence of customer's requests
・Constantly reviewing and Renewing FAQ's on our website

Brokerage Business : Pricing Strategy

Customer's Ultimate Goal : Improvement of Investment Return

⇒ Monex's Strengths :

Attractive commission rates

Commission structure suitable for customers' trading style

For Active traders

- Volume discount allows an average commission level less than 0.05% of trading value

For Beginners

- "Small unit trading" and "Night time trading" are available for 500 yen per trade

Stable and high-speed trading platform

Stability and speediness is core function for an online brokerage firm

- Commission rate difference between Monex and a cheapest broker is 0.05%, while average market spread is 0.2-0.25%
- Therefore, stable and high-speed platform is critical for customers to avoid opportunity loss

Value-added services

Contributing to risk management of customers

Advanced order functions

- Effective method to realize profit and minimize loss

Valuable investment information

- Monex original investment information updated 6 times a day
- Analyst report provided by JP Morgan

Track Records

Achieving both "Relatively high profitability" and "Stable market share"


Commission per trading value and system related costs per trading value
0.120%
0.080%
0.040%
0.000%
0.113%
0.036%
0.101%
0.015%
0.094%
0.011%
0.106%
0.014%
0.110%
0.021%
1Q of FYE Mar.31 2006
2Q of FYE Mar.31 2006
3Q of FYE Mar.31 2006
4Q of FYE Mar.31 2006
1Q of FYE Mar.31 2007
Commission revenues per trading value
System related costs per trading value


Retail market share
(Three major exchanges and JASDAQ)
10%
8%
6%
4%
2%
0%
6.8%
6.4%
7.4%
Apr. 2006
Mar. 2006
Jun. 2006

Source : TSE and JASDAQ

Reinforcement of Systems and Business Continuity Plan

Providing Stable Systems

◆**Developing Stable Platform**

・No system failure of our Japanese stock order systems during session after the merger. However, a response delay occurred for about ten to twenty minutes per trade in May 2005. (This was fully investigated and remedied)

◆**Enhancing Data Processing Capability**

・Since January 2006, reflection and processing of data can be completed without delay during daily software maintenance time from 3:00am to 5:00am.

Continuous Reinforcement of Systems

◆**Reinforcement of Server**

・Quadrupled back-office systems as part of reinforcing front-office systems for processing1.5 Million accounts (Scheduled in August 2006)


million
3000
2500
2000
1500
1000
500
0
accounts
capacity of front system
capacity of back system
Apr.2006
May.2006
Jun.2006
Jul.2006
Aug.2006

◆**Reinforcement of Systems Connecting with Exchange**

・Trebled server capacity

・Connecting systems with Fukuoka and Sapporo Exchange scheduled in September 2006, which enables orders for all Japanese exchanges through the web-site

◆**Enhanced security**

・Built up thin client systems at call center

Responds to Failure of Night Time Trading

Outline of System Error	On February 27, 2006, error was found regarding prices of certain Osaka Stock Exchange listed stocks. Details: 314 stocks 111 trades 87 accounts
Cause	Improper adjustment of calculation program for prices of OSE stocks
Corrective Action taken	On February 28, 2006, we completed correcting program and scheme to adopt prices delivered by the Exchange



Preventive Action taken	In April, 2006, we reinforced our surveillance by introducing a double-check system matching vendor information with information calculated by Monex

Business Continuity Plan

Planning to establish back-up systems promptly keeping pace with industry standards

Underwriting Business :
Killer Contents for Attracting Individual's Risk Money and Increasing New Accounts

Constant increase in Underwriting Share



Number of IPOs
120
100
80
60
40
20
0
18
18
12
9
28
31
14
16
23
05/3
06/3
07/3
4Q
3Q
2Q
1Q
Amount of IPOs
(one hundred million yen)
10.5
9.0
9.2
4.0
37.2
46.7
7.7
17.3
7.6
Underwriting date basis

- IPO participation rate of 1Q FYE 2007 has been exceeding 50% and the number of IPOs increased by 7 companies compared to 1Q FYE 2006
- There is a growing trend in the amount of IPOs but leveling off for recent quarter
- Amount of IPOs in FYE March 2006 is No.1 among online brokerage firms (10.9 billion yen, which is 4.9 billion yen more than 2nd online brokerage firm's)
  →9th in the underwriting league table in Japanese market
- First to lead IPOs to the TSE Mothers Market and the OSE Hercules Market.

Track Records

◆Steadily building up track records

FYE March 2006

1	Mitsubishi UFJ	114
2	Nikko Citi Group	98
3	Shinko	97
4	E*TRADE	93
5	Daiwa SMBC	92
6	Monex	89
6	Nomura	89
8	Okasan	60
9	Mizuho Investors	55
10	Takagi	53

■Mitsubishi UFJ's records are counted by deducting duplication between Mitsubishi Securities and UFJ Tsubasa Securities in FYE March 2006.

1Q of FYE March 2007

1	Mitsubishi UFJ	31
2	SBI E*TRADE	28
3	Monex	23
3	Shinko	23
5	Nikko Citi Group	20
5	Nomura	20
5	Daiwa SMBC	20
8	Mizuho Investors	18
9	Okasan	17
10	Takagi	15

■Source: I-N information systems, ltd.
■Underwriting date basis

- Keeping the high IPO participation rate, and increasing underwriting shares
- While steadily building up track records, Monex has become a Top 10 company among all Japanese brokerage firms

(FYI: Monex was out of Top 10 in FYE March 2005)

Continuous Activities

◆ Continuously obtaining lead manager mandates

- Efficiency of underwriting business has increased by hiring more staff and changing the organization in March 2006, which enables continuous focus on lead manager deals.

◆ China Capital Markets Desk

- Underwriting support and research on IPOs for Chinese unlisted companies aiming for new listing in Japanese stock market.

WR Hambrecht & Co Japan

A preparatory company to consider the implementation of OpenIPO® business in Japan already conducted in the United States such as Google and Morningstar IPOs.

Fixed Income and FOREX Businesses : Making Fixed Income Investments More Familiar

Fixed Income

Strengthening Fixed Income Business as a major product next to Stocks and Mutual Funds

With signs of rising interest rates, Fixed Income Investment is one of the considerable measures as "the first step from savings to investment" in Japan

【 Foreign Bonds 】

◆**"Monex Auction"**

- The unique auction system will enable more investor-driven issuance of World Bank Notes
- If interest rates rise during a subscription period, the notes could be issued with more advantageous conditions.

◆**Zero-coupon Notes in USD**

- Steady investment without reinvestment risk

【 Domestic Bonds 】

◆**JGB for Individuals**

Excellent sales performance of 10yr-JGBs

Introduction of 5yr-JGBs for Individuals

Comparison of World Bank Notes issued in April 2006

	Currency	Term	Interest rate
MONEX	AUD	3 yrs	5.28%
A-Securities	AUD	approx.3 yrs	5.05%

A Change in the Sales Results of 10yr-JGBs


JPY Million
1,600
1,400
1,200
1,000
800
600
400
200
0
1st Issue
2nd Issue
3rd Issue
4th Issue
5th Issue
6th Issue
7th Issue
8th Issue
9th Issue
10th Issue
11th Issue
12th Issue
13th Issue
14th Issue
15th Issue

FOREX

◆**One of the largest FX service providers in domestic retail business**

◆**Planning to provide a new platform system**


(Account)
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Clients with Margin
Outstanding Guarantee Deposits
(JPY Million)
30,000
25,000
20,000
15,000
10,000
5,000
0
2005/6/30
2005/9/30
2005/12/30
2006/3/31
2006/6/30

Mutual Fund Business : Front- Runner among Online Distributors

Steady Growth in Sales Value and Number of trades



100 million yen
Monthly Sales Value
Number of Trades per Business Day
# of trades
300
250
200
150
100
50
0
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
06/1Q
06/2Q
06/3Q
06/4Q
07/1Q

◆**Highlights of 1Q of FYE March 2007**

- 5 Additional No-Load Funds (May)
- " Zero Sales Commission Campaign" (June 1, to July 31)

⇒Providing Monex's popular selected funds free of sales commission

◆**Addition of Nissei's Commodity Fund (June)**

⇒Sold well as a tool for portfolio diversification

Sales performance : approx. 200 million yen (June)

Huge Increase in Number of Mutual Fund Holders



# of holders
70,000
60,000
50,000
40,000
30,000
20,000
05/06
05/09
05/12
06/03
06/06

Monex has been offering Mutual Funds since its foundation.
The number of funds offered is now 131 funds.

Monex has held various kinds of seminars, and approximately 2,200 people attended the "Asset Management Fair" held on April 16th, 2006.

No.1 Online Distributor of Mutual Funds



Online sales performance of 5 online brokers and 3 megabanks
(From Oct.2005 to Mar.2006)
100 million yen
600
500
400
300
200
100
0
Monex
SMBC
E*TRADE
kabu.com
Rakuten
BTMU
Mizuho Bank
ORIX

■Source:Kinzai Research Institute

New Asset Management Services: Innovative Investment Products for Passive Investors

First Full-fledged Alternative Investment Fund

Investment Trust : "Asia Focus"

◆**Total Fund Size : Approx. 10.9 billion yen**

◆**Sharp Ratio : 1.25*** [Jul. 2005 –Jun. 2006]

- Pursuing absolute return, while controlling risk
- Achieved stable positive returns so far, hardly affected by market trends



(million yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
(yen)
11,000
10,800
10,600
10,400
10,200
10,000
9,800
9,600
9,400
Total Net Assets Value
Net Asset Value / Unit
Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06

◆**Strategic product mainly targeting baby-boomers**

Ratio of elderly purchasers at least 50 years old is more than 35%

◆**Promoting "Asia Focus" as our "Flagship" fund with total assets of multi 10 billion yen**

◆**Developing new cutting-edge alternative funds**

"Kaburobo" / SMA

◆**Establishment of algorithmic investment company**

- Trade Science Corporation was jointly established with Waseda Information Technologies, which plans and develops investment advisory and asset management services by utilizing algorithmic investment.

◆**New Trading Tool : "Kaburobo"**

- A System Programming Trading Robot utilizing AI (Artificial Intelligence)

◆**Super Kaburobo Contest**

- Held from July 2006
- Aiming for dissemination of system trading
- Planning commercialization by utilizing selected high quality Kaburobos among a couple of thousand Kaburobos in this contest.



- **Make SMA/Wrap account services available with low commission to investors with small asset size.**
- **Appeal to passive investors.**

*Returns of Aug.05 –Jun.06 are computed net of management and performance fees.

Corporate Governance: Pursuit of Managing Various Risks concerning Business Model and Business Operations


Strengthening Internal Control System
◆ Enforcement of checking system of the management by increasing external board members
・2 external board members were elected at the general shareholders meeting held in June 2006, totaling 3 external board members
◆Addressing internal control system required by new company law
・Policy on Internal Control System was resolved at the board meeting and has been put into practice
Reinforcement of Crisis-Management System
◆Alliance with outside legal counsel
・Engaged an outside legal counsel for advices regarding establishing and enhancing internal control and addressing outside risks
・Anonymous reporting system to outside legal counsel has been introduced for board members and employees
◆Business Continuity Plan
・Prepared a plan for unexpected system failure which includes explanation to customers
Well Balanced Management Decision
Stakeholder Communication through Timely Disclosure
◆Timely financial information disclosure
・Monthly disclosure of ordinary income started in April 2006
・Monthly disclosure of operating revenues and net operating revenues started in October 2005
◆ Holding of quarterly MBH financial result presentation meeting for individual investors
◆Daily E-Mail Message by CEO, Oki Matsumoto
◆ Communication with shareholders
・Holding general shareholders meeting on Saturdays for shareholders to attend easily
◆ Holding of Advisory Board
・Reflect advice from Advisory Board members on management and services

Recruitment and Human Capital Reallocation : Basis for Creating New Business Model

Recruitment and Continuous Review of Operations

1. Hiring personnel with origination capabilities

We recognize "products/services origination" as a key to survive in fiercer competition with entrants and deep discount brokerage firms

⇒ Recruiting product specialists in origination from other financial institutions

⇒ Keep hiring professionals who can share our spirits

2. Reinforcement of internal control/compliance department

Addressing increasing demand for reinforcement of internal control, such as Japanese Sarbanes-Oxley Act

⇒ Hiring experienced personnel and collaborating with consulting firms

3. General Review of operations and reallocation of human capital

Reallocating human resource to more growing areas

⇒ Increasing operational efficiency and reinforcing risk control

⇒ Laborsaving of operations and reorganization through investing in system infrastructures and outsourcing

Controlling Personnel Costs

Monitoring key performance indicators such as "Personnel cost per net operating revenues", etc.

Carrying out recruitments in a planned manner, while keeping our low-cost structure.



Pursuing human capital allocation plan for "Premium Online Financial Service Firm"

To Our Investors

Diversified Shareholder's Portfolio

【March 31, 2005】
Number of Shareholders: 38,425



Others excluding Top 10 Shareholders 23%
Nikko Cordial Corporation 30%
Sony Corporation 20%
Oki Matsumoto 13%



【March 31, 2006】
Number of Shareholders: 48,941



Others excluding Top 10 Shareholders 38%
Nikko Cordial Corporation 26%
Oki Matsumoto 11%
Sony Corporation 10%

Open Shareholder's Meeting

◆**June 24, 2006 Shareholder's Meeting**

464 people attended and 861 voting rights were exercised through the internet

◆**Dividends for Fiscal Year Ending March 2006**

1,500 yen ←Triple of the previous dividend payment

※MBH's main source of revenue is dividend from Monex, Inc.

Transparent Disclosure

◆**Clear Disclosure Policy**

Monthly Disclosure of Ordinary Income

・Weekly/Monthly Disclosure of Account Numbers, etc.

・Monthly Disclosure on Business Results

◆**To our Individual Investors**

・IR Workshop on Monex Beans Holdings, Inc.

◆ **To our Institutional Investors**

・Telephone conference on the same day of Financial Announcement in both English and Japanese

Numerical Targets

✓Capital Adequacy Ratio 300% or more
(415.9% as of June 2006)

✓Obtaining Single A Rating
(Currently BBB+)

✓Dividend Payout Ratio 50% or more
(Payout of FYE March 2006 : Payout amount of FYE March 2006／ Net Income of subsidiary Monex, Inc. of FYE March 2005)

✓ROE 40% or more
(1Q of FYE March 2007 : 29%)

1. Financial Results
2. Business Model and Future Development
3. **Appendix**

The MBH Group


MBH
Monex Beans Holdings, Inc.
% = investment ratio
34%
100%
70%
100%
51%
33.3%
Next generation Asset Management utilizing Artificial Intelligence
trade-science
Trade Science Corporation
【Established April 2006】
Discovery and Incubation of New Businesses
MBI
Monex Busuiness Incubation, Inc.
【Established September 2006】
Investment Education for all Individual Investors
Monex University, Inc.
【Established November 2005】
Premium Online Financial Institution
MONEX
Monex, Inc.
【Established May 2005 upon Merger of Former Monex, Inc. and Nikko Beans,Inc.】
Providing the Best Alternative Investment Products to Individual Investors
MAI
Monex Alternative Investments, Inc.
【Established October, 2004】
Aspiring to introduce a new IPO system
WR HAMBRECHT & CO JAPAN
【Established September, 2005】
66%
10%
10%
10%
49%
33.3%
33.3%
Wit 早稲田情報技術研究所
Waseda Information Technology
NetLearning
講談社
KODANSHA
TOYOTA
FINANCIAL SERVICES
Asuka Asset Management
WR HAMBRECHT+CO
ZenShin Capital Partners

< Reference > Individual Investor's Trend

Individual Investors in Japan


Individual investors' trading is influenced easily from the trend of the stock market
Risk of depending only on stock brokerage for earnings
Online trading has become the main channel for individual investors
Possibility of further development of financial services utilizing IT
Household assets in Japan is still dominated by "Cash and deposits"
Possibility of financial services business including investment trusts and bonds, etc.

The Ratio of Internet Trading Value in Individual Investors


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
34%
43%
49%
52%
55%
71%
74%
84%
86%
83%
81%
Mar.01
Sep.01
Mar.02
Sep.02
Mar.03
Sep.03
Mar.04
Sep.04
Mar.05
Sep.05
Mar.06

Source: Tokyo Stock Exchange, Inc. *Trading Value by Investor Type Tokyo, Osaka & Nagoya*
Jasdaq Securities Exchange, Inc. *Monthly Report of trading by Investor type*
Japan Securities Dealers Association

Nikkei Index and The Ratio of Individual Investors


(yen)
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Nikkei Index
The Ratio of Individual investors
Mar.03
Sep.03
Mar.04
Sep.04
Mar.05
Sep.05
Mar.06

Source: Tokyo Stock Exchange, Inc. *Trading Value by Investor Type Tokyo, Osaka & Nagoya*
Jasdaq Securities Exchange, Inc. *Monthly Report of trading by Investor type*
* : The ratio of individual investors in the trading value in 3 major markets and Jasdaq

Financial Assets Held by Households (End of Mar. 2006)


Japan
Currency and deposits
51.2
Bonds
2.8
Investment trusts
3.6
Shares and equities
11.8
Insurance and pension reserves
26.1
Others
4.5
18.2
United States
Currency and deposits
13.3
Bonds
7.6
Investment trusts
13.8
Shares and equities
31.3
Insurance and pension reserves
30.7
Others
3.3
52.7
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Source: Research and Statistics Department Bank of Japan

Expanding Our Customer Base: New Business Channels by Alliance

During FYE Mar. 2007, we plan to invest 7% of net operating income in marketing activities and will increase ads and promotional campaigns to develop our brand recognition

Various measures

Reaching various type of customers and conducting measures to improve brand recognition and foster brand image.

◆Improving Brand recognition

- Giant bill boards and full page advertisements on newspapers
- Focusing on internet advertisement and actively utilizing affiliate marketing and search engine marketing
- Sponsoring "Yoshimoto-Shoken.com" which is administered by Yoshimoto Kogyo Co.,Ltd , a top Japanese entertainment company, to attract younger generation to investment.

◆Improving Recognition of Original Products

- Advertising in financial magazines regularly to improve recognition of our original products & services and our industry top-notch investment education services.

◆Monex Lounge@Ginza (small pilot branch)

- Communicating with customers to reflect their voices.

Business Partners

◆Stably acquiring new accounts through alliance with business partners by way of securities intermediary and account opening introduction.

◆Aiming to reach new clients by expanding off-line marketing channels with business partners that have nationwide network branches

Financial
Non-Financial
On-Line
Off-Line
Mizuho Bank
Sony Bank
eBANK
Japan Net Bank
Ikyu
Gourmet Navigator
Many other sites through affiliate
BIC CAMERA
Seven Bank
CREDIT SAISON
Johoku Shinkin Bank
GIGAS K's Denki
E-Access
F&M

Strategy of Securities Intermediary and Customer Referrals

- Developing new channels of industries related to financial and internet businesses.
- Mutual customer referrals and joint marketing with existing business partners to improve brand recognition and increase new accounts.

Competitive Services and Products: For All Customers' Satisfaction

[As of July 20, 2006]

	Equity						Stock Lending	Fixed Income		Mutual Fund		Alternative Investments		Others			
	In-house Margin Trading	Stop Loss Order	China Stock	U.S. Stock	Night Time Trading (PTS)	Small Unit Trading (MINI-KABU)		JGB /Foreign Bonds	Auction	Monthly Purchase Plan	China/India Equity Funds	High Diversified	Low Diversified	Commodities Futures	FOREX	ATM Access	Credit settlement thru MRF
Monex	○	○	○	×	◎	◎	◎	○	◎	○	○	◎	×	◎	○	○	○
SBI E*TRADE	○	×	○	○	×	×	×	○	×	○	○	×	○	×	○	○	○
Matsui	○	×	○	×	×	×	×	×	×	×	×	×	×	×	○	×	×
Rakuten	○	○	○	○	×	×	×	×	×	×	○	×	○	×	○	×	×
Kabu.com	○	○	×	×	×	×	×	×	×	○	○	×	×	×	×	×	×
Joinvest	×	×	×	×	×	×	×	×	×	×	×	×	×	×	×	×	×

◎: Available only at Monex among 5 brokers above ○: Available ×: Not Available

Source: Company IR data, etc.